UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Modules Selected by Sagemcom for Smart Meter Deployment in the Netherlands

Enexis to deploy Sagemcom smart electricity meters enabled by LTE Cat-1 and LPWA modules from Sierra Wireless

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 17, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that Sagemcom, a leading European communications equipment provider, has selected modules from Sierra Wireless for its smart meters to be deployed by Enexis in the Netherlands. Sagemcom’s X210 smart meter portfolio will be enabled by Sierra Wireless’ new HL7690 LTE Cat-1 embedded modules, which are part of the company’s AirPrime® HL Series product portfolio.

“We have long-term experience with Sierra Wireless and have been integrating their modules into many of our smart meter deployments in Europe because they deliver leading-edge cellular technology,” said Jean-Philippe Sacriste, Energy Department Director at Sagemcom Energy & Telecom. “We’re pleased to work with Sierra Wireless to integrate their LPWA technology into our future products in order to deploy our LTE Cat-1 smart meter solution on time with Enexis.”

Enexis is the energy network company responsible for managing electricity and gas distribution in the north, east and south regions of the Netherlands with approximately 2.7 million connections to Dutch households. Enexis will be deploying two million smart electricity meters using 4G LTE, and Sagemcom will be supplying 50 percent of that deployment. During 2018, Enexis is planning on electricity meter deployments using LPWA (Low Power Wide Area) networks based on the latest LTE-M standard.

“For our national electrical smart metering project, we are pleased to be combining Sierra Wireless’ expertise in proven wireless solutions for the energy industry with Sagemcom’s experience in electrical smart metering,” said Jan Willem Janse, Director Smart Meters at Enexis. “Sierra Wireless can provide innovative solutions to meet our requirements for a standardized cellular solution including its strong ecosystem knowledge and future-proof transition plan to LPWA networks.”

AirPrime HL Series modules from Sierra Wireless are the smallest embedded wireless modules (22 x 23 mm) to be completely interchangeable across 2G, 3G, 4G LTE and future LPWA technologies. The HL Series uses the new CF3™ form factor from Sierra Wireless, which is footprint compatible across product lines and network technologies and will remain fully interchangeable with future versions of the modules, including those for LPWA networks when they become available. LTE-M technology is expected to provide a highly efficient cellular LPWA technology option for smart metering and smart grid applications, with lower radio-frequency complexity, significantly reduced power consumption, and better in-building signal penetration.

“Our LTE Cat-1 and LPWA solutions are designed to meet the needs of our leading energy customers,” said Dan Schieler, Senior Vice President, OEM Solutions for Sierra Wireless. “And using our AirVantage® FOTA cloud-based platform, customers can easily upgrade device firmware over-the-air for millions of deployed devices at a time, ensuring they stay in service for many years while efficiently managing operating costs.”

For more information on the HL Series modules, please visit AirPrime HL Series embedded modules and Sierra Wireless solutions for the Energy market www.sierrawireless.com/energy.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime and AirVantage” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless - Europe & UK
Mette Hautemaniere, +33 1 46 29 94 17
MHA@sierrawireless.com
or
Sierra Wireless – North America
Kim Homeniuk, +1 604 233 8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 18, 2016